November 3, 2026 PATRIA INVESTMENTS (NASDAQ: PAX) 3Q26 Earnings Presentation

2 This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes, “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 2Q24 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes", “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 3Q26 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. Disclaimer PAX 3Q26 Earnings Presentation

3 Patria Reports Third Quarter 2026 Results November 3, 2026 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the third quarter ended September 30, 2026 Patria will host its third quarter 2026 investor conference call via public webcast on November 3, 2026, at 9:00 a.m. ET. To register, please use the following link: https://edge.media- server.com/mmc/p/m9aemh23/lan/en/ For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ Conference Call Dividends Shareholder Relations Contact PatriaShareholderRelations@patria.com About Patria Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the-ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With over 37 years of experience and more than $62 billion in assets under management, we believe we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com Asset Classes Infrastructure, Credit, Real Estate, Private Equity, Solutions (GPMS), and Public Equities Main sectors Agribusiness, Power & Energy, Healthcare, Logistics & Transportation, Food & Beverage and Digital & Tech Services Investment Regions Latin America, Europe and the U.S. Patria declared a quarterly dividend of $0.1625 per share payable to record holders of common stock as of the close of business on November 13, 2026. This dividend will be paid on December 11, 2026. PAX 3Q26 Earnings Presentation

PAX 3Q26 Earnings Presentation

PATRIA

Patria's Third Quarter IFRS Results

IFRS Net Income attributable to Patria was $7.2 million for 3Q26

(US$ in millions)	3Q25	3Q26	YTD 2025	YTD 2026
Revenue from management fees	85.4	101.8	243.2	301.8
Revenue from incentive fees	0.2	0.2	2.7	3.4
Revenue from performance fees (1)	—	—	0.8	—
Revenue from advisory and other ancillary fees	2.7	5.3	6.9	16.2
Taxes on revenue (2)	(1.8)	(3.0)	(5.0)	(8.7)
Revenue from services	**86.5**	**104.2**	**248.6**	**312.6**
Personnel expenses (3)	(35.8)	(47.6)	(98.9)	(149.3)
Deferred Consideration (4)	(0.9)	(0.2)	(2.5)	(3.0)
Amortization of intangible assets	(10.5)	(14.4)	(29.7)	(36.8)
Carried interest allocation	—	—	—	—
General and Administrative expenses	(11.9)	(17.5)	(35.6)	(49.4)
Other income/(expenses) (5)	(0.4)	4.6	0.9	10.3
Share of equity-accounted earnings (6)	—	—	(0.2)	—
Net financial income/(expense) (7)	(2.5)	(17.5)	(28.5)	(46.9)
Income before income tax	**24.5**	**11.5**	**54.2**	**37.6**
Income and other related tax (8)	(0.4)	(2.4)	0.8	(9.3)
Net income for the period	**24.1**	**9.2**	**54.9**	**28.3**
Attributable to:				
Shareholders of the Parent	**22.5**	**7.2**	**51.1**	**20.1**
Non-controlling interests (9)	**1.6**	**1.9**	**3.8**	**8.3**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

4

5 Patria’s Third Quarter 2026 Summary PAX 3Q26 Earnings Presentation

6 • Declared quarterly dividend of $0.1625 per common share payable on December 11, 2026 • Concluded a Total Return Swap ("TRS") for an additional 1.3 million shares Key Business Metrics Financial Measures • Management fees of $101.7 million in 3Q26, up 17% compared to 3Q25 • Fee Related Earnings (“FRE”) of $52.8 million in 3Q26, and $160.4 million year to date, or $1.01 per share, up 16% per share versus the same period last year • FRE Margin of 53.7% in 3Q26 • Distributable Earnings of $46.9 million in 3Q26, totaling $139.9 million year to date, or $0.88 per share, up 14% per share versus the same period last year See notes and definitions at end of document • Total Assets Under Management (“AUM”) of $62.4 billion as of quarter end, up 22% from 3Q25 • Fee Earning AUM (“FEAUM”) of $48.1 billion, up 24% from 3Q25 • Total Fundraising of $2.4 billion in 3Q26 and $6.9 billion year to date • Total Deployment in drawdown funds of $0.2 billion in 3Q26 and $2.4 billion over the LTM • Net Accrued Performance Fees of $260 million as of September 30, 2026, or $1.64 per share • Pending FEAUM of $4.8 billion as of quarter end Corporate Actions & Recent Developments Patria’s Third Quarter 2026 Summary PAX 3Q26 Earnings Presentation

PAX 3Q26 Earnings Presentation

PATRIA

Patria's Third Quarter 2026 Earnings

Distributable Earnings ("DE") of $46.9 million in 3Q26

(US$ in millions)	3Q25	3Q26	% Change vs. 3Q25	YTD 25	YTD 26	% Change vs. YTD25
Management Fees	87.0	101.7	17%	246.7	300.6	22%
(+) Incentive Fees	0.2	0.2	—%	2.7	2.7	—%
(+) Other Fee Revenues	2.5	4.4	76%	6.7	14.6	118%
(–) Taxes on Revenues (1)	(1.8)	(2.6)	44%	(5.0)	(7.6)	52%
(–) Rebates	(3.3)	(5.4)	64%	(8.1)	(13.7)	69%
Total Fee Revenues	**84.6**	**98.3**	**16%**	**243.0**	**296.6**	**22%**
(–) Personnel Expenses	(22.3)	(28.1)	26%	(67.0)	(86.9)	30%
(–) General and Administrative Expenses	(12.1)	(16.8)	38%	(35.8)	(47.6)	33%
(–) Placement Fees Amortization (2)	(0.7)	(0.6)	(13)%	(2.0)	(1.7)	(16)%
Fee Related Earnings (FRE)	**49.5**	**52.8**	**7%**	**138.2**	**160.4**	**16%**
FRE Margin (%)	**58.5%**	**53.7%**	**(4.8) p.p.**	**56.9%**	**54.1%**	**(2.8) p.p.**
Realized Performance Fees (After-Tax)	—	—	—	0.8	—	—
(–) Carried interest allocation and bonuses (3)	—	—	—	—	—	—
Performance Related Earnings (PRE)	**—**	**—**	**—**	**0.8**	**—**	**—**
(+) Net financial income/(expense) (4)	(1.1)	(1.5)	—	(7.9)	(6.3)	—
Pre-Tax Distributable Earnings	**48.4**	**51.3**	**6%**	**131.1**	**154.1**	**18%**
(–) Income and other related tax (5)	(1.6)	(4.4)	175%	(8.7)	(14.2)	62%
Distributable Earnings (DE)	**46.8**	**46.9**	**—%**	**122.3**	**139.9**	**14%**
DE per Share	**0.30**	**0.30**	**—%**	**0.77**	**0.88**	**14%**
Shares Outstanding	158.0	158.9	1%	158.0	158.9	1%

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document for Patria's non-GAAP Income Statement. Results for the partnership with Bancolombia and acquisition of Solis are reflected on a proportional consolidation basis to include Patria's 51% ownership stake on each line item. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

7

PAX 3Q26 Earnings Presentation

PATRIA

Fee Related Earnings ("FRE")

- Year-over-year increase in Management Fees reflects higher FEAUM driven mainly by organic net inflows, positive investment returns, FX, and the closing of the Solis, RBR, and WP Global Partners acquisitions, partially offset by a lower management fee rate due to mix. Sequentially, Management Fees declined in 3Q26, primarily reflecting realizations in Private Equity Fund V and Infrastructure Fund III.
- Personnel and G&A expenses totaled approximately $45 million in the quarter, down 7% sequentially and up 31% year over year. The year-over-year increase was primarily driven by acquisitions, FX and ongoing investments in the business, while the sequential decline reflected lower compensation expense associated with lower FRE.
- FRE increased 7% year over year, reflecting higher net fee revenues, partially offset by a lower FRE margin. Sequentially, FRE declined due to lower fee revenues, including lower management fees, incentive fees and structuring fees.

(US$ in millions)	3Q25	3Q26	% Change vs. 3Q25	YTD 25	YTD 26	% Change vs. YTD25
Management Fees	87.0	101.7	17%	246.7	300.6	22%
(+) Incentive Fees	0.2	0.2	—%	2.7	2.7	—%
(+) Other Fee Revenues	2.5	4.4	76%	6.7	14.6	118%
(–) Taxes on Revenues (1)	(1.8)	(2.6)	44%	(5.0)	(7.6)	52%
(–) Rebates	(3.3)	(5.4)	64%	(8.1)	(13.7)	69%
Total Fee Revenues	**84.6**	**98.3**	**16%**	**243.0**	**296.6**	**22%**
(–) Personnel Expenses	(22.3)	(28.1)	26%	(67.0)	(86.9)	30%
(–) General and Administrative Expenses	(12.1)	(16.8)	38%	(35.8)	(47.6)	33%
(–) Placement Fees Amortization (2)	(0.7)	(0.6)	(13)%	(2.0)	(1.7)	(16)%
Fee Related Earnings (FRE)	**49.5**	**52.8**	**7%**	**138.2**	**160.4**	**16%**
FRE Margin (%)	**58.5%**	**53.7%**	**(4.8) p.p.**	**56.9%**	**54.1%**	**(2.8) p.p.**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document for Patria's non-GAAP Income Statement. Results for the partnership with Bancolombia and acquisition of Solis are reflected on a proportional consolidation basis to include Patria's 51% ownership stake on each line item. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

8

9 Net Accrued Performance Fees for Drawdown Funds US$ 260 mn 202 PE VI 21 IS V IS III Others1 EoP FX US$/BRL $5. 18 EoP FX US$/BRL $5.32 Net Accrued Performance Fees (US$ in millions) Note: Growth Funds are the Patria managed funds focused on Growth Capital investments. See notes and definitions at end of document. Totals may not add due to rounding. EoP FX US$/BRL $5. 18 3Q26 Composition by Fund PAX 3Q26 Earnings Presentation • Net Accrued Performance Fees of $260 million or $1.64 per share on September 30, 2026 • Net Accrued Performance Fees increased in the quarter mainly driven by share price appreciation of portfolio companies in PE Fund VI • Performance Fee Eligible AUM was $15.1 billion as of 3Q26, of which more than 40% is undeployed or has been invested for less than four years Growth Credit

10 (US$ in millions) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Multi Asset Total 3Q25 96 612 396 78 109 240 — 1,531 4Q25 16 415 274 144 523 324 — 1,695 1Q26 275 547 926 91 37 267 — 2,143 2Q26 9 12 657 38 247 413 970 2,347 3Q26 95 24 1,129 90 193 845 — 2,376 YTD 379 583 2,712 219 477 1,525 970 6,866 Fundraising See notes and definitions at end of document. Totals may not add due to rounding. • GPMS raised $845 million in the quarter, including $750 million through a Customized Investment Solution with a leading LatAm institutional investor • Credit raised a total of $1,129 million, including $439 million from Solis, our CLO business in Brazil, $167 million for our dollar denominated High Yield strategy, and $169 million for Private Credit Fund II • 33% of fundraising YTD has been sourced from investors outside of LatAm. Within LatAm, approximately 30% of total fundraising has come from investors based in Brazil and 70% has been sourced from Andean based investors • Over 90% of Total Fundraising YTD is eligible to generate management fees PAX 3Q26 Earnings Presentation

PAX 3Q26 Earnings Presentation

Total Assets Under Management

- LTM growth in AUM was driven by organic capital inflows of $8.6 billion, a positive valuation impact of $0.3 billion as well as a positive impact from USD depreciation vs other currencies, and $7.1 billion from acquisitions, offset by outflows of $(5.1) billion - which included $(3.1) billion of divestments and distributions
- Pending FEAUM rose 20% to $4.8 billion compared to $4.0 billion in 2Q26



+22%
$51.2bn
$62.4bn
10.9
7.9
8.4
7.7
2.4
13.8
1.0
8.3
8.7
14.3
10.1
2.8
17.2
3Q25
3Q26
7.0
12.7
5.2
US$
51.1
bn
2.7
13.8
9.6
Fair Value
of Investments
+
1.0
1.2
US$
11.3
bn
4.5
3.5
0.1
0.5
0.6
Uncalled Capital
1.0
1.8
0.4
US$
4.8
bn
0.7
0.4
0.4
0.1
Pending FEAUM
1.0
0.1
0.1
0.7
0.6
6.1
US$
15.1
bn
6.5
Performance Fee
Eligible AUM
Private Equity
Infrastructure
Credit
Real Estate
Public Equities
GPMS
Multi Asset

Note: See notes and definitions at end of document. Totals may not add due to rounding.

11

PAX 3Q26 Earnings Presentation

Fee Earning Assets Under Management

- Fee-Earning AUM (FEAUM) of $48.1 billion in 3Q26 was up 24% versus the prior year driven by organic capital inflows of $6.0 billion, a positive valuation impact of $2.1 billion, $6.1 billion of acquisitions, and FX impact of $0.1 billion, partially offset by $(2.8) billion of divestments and distributions, $(1.8) billion of redemptions, and $(334) million of fund step-downs

- Management Fees of $101.7 million in 3Q26 were up 17% compared to 3Q25 mainly driven by the higher FEAUM, partially offset by a lower fee rate due to mix


+24%
$38.8bn
5.5
4.0
8.2
7.2
2.4
11.5
3Q25
$48.1bn
5.2
4.6
13.7
9.3
2.6
12.6
3Q26


28%
16%
4%
14%
20%
18%
3Q25 Mgmt. Fee Revenue Breakdown Per Strategy
22%
17%
5%
16%
24%
16%
US$
101.7
mn
3Q26 Mgmt. Fee Revenue Breakdown Per Strategy

Private Equity | Infrastructure | Credit | Real Estate | Public Equities | GPMS

See notes and definitions at end of document. Totals may not add due to rounding.

12

PAX 3Q26 Earnings Presentation

PATRIA

Key Fee Characteristics By Investment Vertical

Asset Class	FEAUM by Structure			Fee Basis	Frequency of NAV Calculation	Duration	Currency Exposure Hard / Soft (%)	LTM Effective Mgmt. Fee Rate
Private Equity	$ 5.2 bn	95%	Drawdown Funds	Deployed Capital at Cost	n.a.	Long-dated & Illiquid	87% | 13%	1.73%
		5%	SMAs & Co-investments	Hybrid: Varies by Account	n.a.	Long-dated & Illiquid	90% | 10%	
Infrastructure	$ 4.6 bn	77%	Drawdown Funds	Hybrid: Committed/ Deployed at Cost	n.a.	Long-dated & Illiquid	75% | 25%	1.37%
		15%	SMAs & Co-investments	Hybrid: Varies by Account	n.a.	Long-dated & Illiquid	91% | 9%	
		8%	Infrastructure Core	NAV	Daily	Permanent Capital	0% | 100%	
Credit	$ 13.7 bn	71%	Interval Funds	NAV	Daily	Periodic/Limited Liquidity	58% | 42%	0.71%
		14%	Drawdown Funds	Hybrid: Deployed Capital at Cost/NAV	Daily/Quarterly	Long-dated & Illiquid	8% | 92%	
		11%	Open Funds	NAV	Daily	Periodic	33% | 67%	
		5%	SMAs	Hybrid: Varies by Account	n.a	Long-dated & Illiquid	20% | 80%	
Real Estate	$ 9.3 bn	92%	REITs	Market Value/NAV	Daily/Monthly	Permanent Capital	0% | 100%	0.68%
		8%	Drawdown Funds	Hybrid: Varies by Fund	n.a.	Long-dated & Illiquid	12% | 88%	
Public Equities	$ 2.6 bn	46%	SMAs	NAV	Quarterly	Long-dated & Illiquid	0% | 100%	0.68%
		34%	Interval Funds	NAV	Daily	Periodic/Limited Liquidity	0% | 100%	
		19%	Open Funds	NAV	Daily	Periodic	22% | 78%	
		1%	Drawdown Funds	NAV	Daily	Long-dated & Illiquid	0% | 100%	
GPMS	$ 12.6 bn	35%	SMAs	Hybrid: Varies by Account	n.a	Long-dated & Illiquid	100% | 0%	0.57%
		31%	Drawdown Funds	Hybrid: Varies by Fund	n.a	Long-dated & Illiquid	100% | 0%	
		20%	Open Funds	NAV	Daily	Periodic	77% | 23%	
		13%	Permanent	NAV	Quarterly	Permanent Capital	100% | 0%	
Total	**$ 48.1 bn**						**55% | 45%**	**0.84%**

Note: Currency Exposure Hard / Soft (%) reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. Effective Management Fee Rate reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Periodic liquidity for open funds refers to funds which investors can redeem shares in a short period, including but not limited to weekly and monthly; and for Interval Funds refers to funds which investors can only redeem shares at specific intervals, such as quarterly, semi-annually or yearly.

13

14See notes and definitions at end of document. Totals may not add due to rounding. Total AUM Roll Forward PAX 3Q26 Earnings Presentation (in US$ Million) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Multi Asset Total AUM 2Q26 8,779 8,694 13,632 2,845 10,203 17,022 970 62,146 Acquisitions — — — — — — — — Inflows 95 24 1,129 90 193 845 — 2,376 Realizations & Dividends (23) (51) (146) — (194) (242) — (656) Redemptions — — (291) (175) (9) (95) — (570) Valuation Impact (548) 233 112 20 (205) 15 — (374) FX (1) (2) (102) (22) 142 (44) — (29) Funds Capital Variation (44) (166) (2) — 8 (294) — (498) AUM 3Q26 8,258 8,732 14,332 2,758 10,137 17,207 970 62,395 (in US$ Million) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Multi Asset Total AUM 3Q25 10,930 7,948 8,387 2,423 7,741 13,791 — 51,219 Acquisitions — — 3,068 — 1,246 2,740 — 7,053 Inflows 395 998 2,985 363 999 1,849 970 8,561 Realizations & Dividends (350) (737) (534) (32) (641) (775) — (3,070) Redemptions — — (904) (546) (64) (488) — (2,001) Valuation Impact (2,615) 390 1,159 465 291 596 — 287 FX 135 306 174 87 551 (282) — 971 Funds Capital Variation (237) (174) (4) (1) 16 (224) — (625) AUM 3Q26 8,258 8,732 14,332 2,758 10,137 17,207 970 62,395

15See notes and definitions at end of document. Totals may not add due to rounding. Total FEAUM Roll Forward PAX 3Q26 Earnings Presentation (in US$ Million) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total FEAUM 2Q26 5,610 4,484 13,128 2,737 9,733 13,252 48,944 Acquisitions — — — — — — — Inflows 9 207 971 90 165 121 1,563 Realizations & Dividends (449) (142) (146) — (260) (232) (1,229) Redemptions — — (278) (175) (9) (54) (516) Valuation Impact — 22 167 14 (325) — (122) FX and Other — 2 (112) (25) 79 (464) (521) Change in fee basis — — — — (42) — (42) FEAUM 3Q26 5,171 4,572 13,730 2,641 9,342 12,622 48,079 (in US$ Million) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total FEAUM 3Q25 5,489 4,038 8,171 2,364 7,228 11,535 38,826 Acquisitions — — 3,068 — 1,253 1,729 6,050 Inflows 318 928 2,594 326 853 1,010 6,028 Realizations & Dividends (657) (424) (445) (16) (625) (677) (2,844) Redemptions — — (890) (546) (47) (350) (1,832) Valuation Impact 1 65 1,392 547 158 (89) 2,074 FX and Other 21 21 (161) (33) 564 (301) 110 Change in fee basis — (56) — — (42) (236) (334) FEAUM 3Q26 5,171 4,572 13,730 2,641 9,342 12,622 48,079

PAX 3Q26 Earnings Presentation

PATRIA

Investment Performance – Drawdown Funds (1/2)

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns		
	Total (USD)		Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL/CLP)	Benchmark[2] (USD)
Private Equity										
PE I (1997)	234,000	Divested	163,812	—	278,480	278,480	1.7x	4%	7%	13%
PE II (2003)	50,000	Divested	51,648	—	1,053,625	1,053,625	20.4x	92%	75%	12%
PE III (2007)	571,596	Divested	616,657	—	1,194,187	1,194,187	1.9x	8%	19%	(3)%
PE IV (2011)	1,270,853	120%	1,308,356	95,271	290,676	385,948	0.3x	n/m	n/m	1%
PE V (2015)	1,807,389	126%	2,016,208	1,011,455	866,862	1,878,317	0.9x	(7)%	(4)%	2%
PE VI (2019)	2,689,666	117%	2,318,998	4,170,592	79,904	4,250,495	1.8x	10%	10%	8%
PE VII (2022)[1]	1,952,852	102%	712,522	889,967	—	889,967	1.2x	4%	2%	14%
Total Private Equity	**8,576,355**		**7,188,201**	**6,167,285**	**3,763,734**	**9,931,020**	**1.4x**	**3%**	**5%**	
Private Equity 20-year	**8,342,355**		**7,024,389**	**6,167,285**	**3,485,255**	**9,652,540**	**1.4x**	**3%**	**5%**	6%
Growth Capital										
Payara (2019)	83,584	100%	74,588	146,301	9,302	155,602	2.1x	12%	14%	4%
Growth II (2022)	89,607	100%	65,829	68,951	18,591	87,542	1.3x	n/m	n/m	n.a.
Total Growth Capital	**173,191**		**140,416**	**215,252**	**27,892**	**243,144**	**1.7x**	**12%**	**14%**	
Venture Capital										
Igah III (2020)	110,731	100%	91,437	192,649	23,733	216,382	2.4x	16%	15%	6%
Igah IV (2023)	46,335	100%	6,039	6,139	0	6,139	1.0x	n/m	n/m	n.a.
Total Venture Capital	**157,065**		**97,476**	**198,788**	**23,733**	**222,521**	**2.3x**	**16%**	**15%**	
Total High Growth (Growth + Venture Capital)	**330,257**	—	**237,892**	**414,039**	**51,626**	**465,665**	**2.0x**	**14%**	**15%**	
PIPE										
Moneda PIPE I (2025)	120,000	71%	25,000	25,000	0	25,000	1.0x	n/m	n/m	n.a.
Total Public Equities	**120,000**		**25,000**	**25,000**	**0**	**25,000**	**1.0x**	**n/m**	**n/m**	

Note: Private Equity and PIPE net returns presented as 'n/m' for the funds whose first deployment of capital date is less than 36 months prior to the period indicated. For High Growth funds, net returns presented only for mature vintages. (1) As of end of 3Q26, PE VII committed capital includes all specific co-investment and side car vehicles, including non fee paying commitments. Excluding non fee paying co-investments commitments, PE VII committed capital would be US$ 1,852Mn. Gross MOIC and Net Returns only reflect returns on primary funds and fee-paying co-invests. (2) Benchmarks: Private Equity and High Growth funds: MSCI EM Latin America as of 3Q26.

16

PAX 3Q26 Earnings Presentation

PATRIA

Investment Performance – Drawdown Funds (2/2)

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns		
	Total (USD)		Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL/CLP)	Benchmark[3] (USD)
Infrastructure										
Infra II (2010)	1,154,385	103%	997,679	177,878	958,191	1,136,069	1.1x	(1)%	9%	4%
Infra III (2013)	1,676,237	98%	1,306,477	177,276	2,816,909	2,994,185	2.3x	11%	19%	0%
Infra IV (2018)	1,941,000	116%	1,661,302	2,069,423	222,856	2,292,280	1.4x	7%	6%	5%
Infra V (2023)[1]	3,772,270	109%	1,224,433	1,566,734	11	1,566,746	1.3x	n/m	n/m	n.a.
Total Infrastructure	**8,543,892**		**5,189,890**	**3,991,311**	**3,997,968**	**7,989,279**	**1.5x**	**5%**	**12%**	
Infrastructure 3 latest vintages	**7,389,507**		**4,192,211**	**3,813,434**	**3,039,777**	**6,853,211**	**1.6x**	**10%**	**15%**	3%
GPMS[2]										
SOF I (2014)	189,900	Divested	182,515	2,836	244,347	247,183	1.4x	9%	n/m	10%
SOF II (2014)	291,100	Divested	307,971	—	420,355	420,355	1.4x	14%	n/m	12%
SOF III (2017)	427,500	108%	460,700	60,900	758,200	819,100	1.8x	18%	n/m	12%
SOF IV (2020)	406,100	98%	398,000	424,200	250,100	674,300	1.7x	21%	n/m	15%
SOF V (2026)	676,715	24%	159,400	185,000	10,800	195,800	1.2x	n/m	n/m	n.a
Total GPMS	**1,991,315**		**1,508,586**	**672,936**	**1,683,802**	**2,356,738**	**1.6x**	**15%**	**n/m**	
Private Credit										
PCF I (2024)	214,066	80%	187,074	199,132	69,895	269,027	1.4x	n/m	n/m	n.a.
PCF II (2026)	169,000	Fundraising	—	—	—	—	0.0	n/m	n/m	n.a.
Total Private Credit	**383,066**		**187,074**	**199,132**	**69,895**	**269,027**	**1.4x**	**n/m**	**n/m**	

Note: Infrastructure Net returns presented as 'n/m' for the funds for which the first deployment of capital date is less than 36 months prior to the period indicated. (1) As of end of 3Q26, IS V committed capital include all specific co-investment and sidecar vehicles, including non fee paying commitments. Excluding non fee paying co-investments commitments, IS V committed capital would be US$ 2,346 Mn. Gross MOIC and Net Returns only reflect returns on primary funds and fee-paying co-invests. (2) Returns as of 1Q26 for SOF III - V and 2Q26 for SOF I. (3) Benchmarks for Infrastructure funds: Dow Jones Global Infra of 3Q26; for GPMS funds: MSCI World as of 1Q26.

17

PAX 3Q26 Earnings Presentation

PATRIA

Investment Performance – Permanent Capital, Interval & Open Funds (1/3)

	Functional Currency	AUM mn (USD)	YTD	Compounded Annualized Net Returns in local currency				Excess Return
				1yr	3yr	5yr	Since Incep.	Since Incept.[2]
Credit Latam								
Latam High Yield (2000)	USD	5,654	5%	8%	12%	8%	11%	362 bps
CEMBI Broad Div Latam HY			*4%*	*5%*	*10%*	*5%*	*7%*	
Latam Local Currency Debt (2009)	USD	1,505	11%	15%	14%	12%	6%	136 bps
GBI Broad Div Latam			*9%*	*12%*	*10%*	*10%*	*4%*	
Chilean Fixed Income (2012)	CLP	1,640	5%	8%	11%	11%	9%	200 bps
Chilean Fixed Income Index			*3%*	*5%*	*9%*	*9%*	*7%*	
Credit Brazil								
Solis Antares Advisory (2019)[1]	BRL	391	12%	17%	16%	15%	15%	256 bps
Benchmark: CDI			*11%*	*14%*	*13%*	*13%*	*13%*	
Solis Capital Antares (2016)[1]	BRL	309	12%	17%	15%	15%	15%	249 bps
Benchmark: CDI			*11%*	*14%*	*13%*	*13%*	*13%*	
Solis Capital Antares Pioneiro (2024)[1]	BRL	276	12%	16%	—%	—%	16%	139 bps
Benchmark: CDI			*11%*	*14%*	*—%*	*—%*	*14%*	
Solis Speciale (2018)[1]	BRL	220	13%	17%	16%	16%	16%	326 bps
Benchmark: CDI			*11%*	*14%*	*13%*	*13%*	*13%*	
Solis Antares Light (2019)[1]	BRL	221	11%	16%	15%	15%	15%	195 bps
Benchmark: CDI			*11%*	*14%*	*13%*	*13%*	*13%*	
Solis Antares Previdência (2021)[1]	BRL	109	11%	16%	14%	—%	14%	115 bps
Benchmark: CDI			*11%*	*14%*	*13%*	*—%*	*13%*	
FIDC I (2019)	BRL	61	11%	15%	13%	15%	12%	257 bps
Benchmark: CDI			*11%*	*14%*	*13%*	*13%*	*10%*	
Crédito Estruturado 365 (2023)	BRL	80	12%	17%	17%	—%	17%	350 bps
Benchmark: CDI			*11%*	*14%*	*13%*	*—%*	*13%*	
PATRIA PREVIDENCIÁRIO XP SEG (2025)	BRL	83	11%	16%	—%	—%	16%	140 bps
Benchmark: CDI			*11%*	*14%*	*—%*	*—%*	*15%*	
Agr Credit Fund - PAAG11 (2023)[3]	BRL	23	10%	15%	—%	—%	13%	48 bps
Benchmark: CDI			*11%*	*14%*	*—%*	*—%*	*13%*	

Note: Includes composite investment performance, and where relevant, a weighted composite of underlying benchmarks. (1) Solis funds subject to performance fee & larger than USD 100M in AUM; (2) For Solis' funds, benchmark comparisons are based on the maximum available period, limited to five years; (3) Tax-exempt fund. The returns consider a gross-up of 15%

18

PAX 3Q26 Earnings Presentation

PATRIA

Investment Performance – Permanent Capital, Interval & Open Funds (2/3)

	Functional Currency	AUM mn (USD)	YTD	Compounded Annualized Net Returns in local currency 1yr	3yr	5yr	Since Incep.	Excess Return Since Incept.[1]
Real Estate								
Patria Log - HGLG (2011) - Logistics	BRL	1,457	—%	—%	6%	7%	14%	465 bps
Benchmark: IFIX			*(1)%*	*5%*	*5%*	*7%*	*9%*	
Patria Renda Urbana - HGRU (2018) - Urban Retail	BRL	613	(2)%	(1)%	4%	10%	12%	504 bps
Benchmark: IFIX			*(1)%*	*5%*	*5%*	*7%*	*7%*	
VBI Prime Properties - PVBI (2020) - Office	BRL	548	(15)%	(9)%	(8)%	3%	1%	-488 bps
Benchmark: IFIX			*(1)%*	*5%*	*5%*	*7%*	*5%*	
Patria Escritórios - HGRE (2009) - Office	BRL	344	2%	4%	5%	7%	11%	265 bps
Benchmark: IFIX			*(1)%*	*5%*	*5%*	*7%*	*8%*	
Patria Malls - PMLL (2017) - Malls	BRL	461	9%	15%	6%	12%	9%	297 bps
Benchmark: IFIX			*(1)%*	*5%*	*5%*	*7%*	*6%*	
Patria Crédito Índice de Preços - PCIP (2019) - Credit	BRL	309	(5)%	(1)%	5%	7%	9%	387 bps
Benchmark: IFIX			*(1)%*	*5%*	*5%*	*7%*	*5%*	
Patria Recebíveis Imobiliários -HGCR (2010) - Credit	BRL	294	6%	13%	8%	11%	12%	342 bps
Benchmark: IFIX			*(1)%*	*5%*	*5%*	*7%*	*9%*	
RBR Crédito Imobiliário Estruturado - RBRY (2019) - Credit	BRL	246	(6)%	—%	8%	10%	10%	473 bps
Benchmark: IFIX			*(1)%*	*5%*	*5%*	*7%*	*6%*	
Patria Securities – PSEC (2020) - Securities	BRL	250	(13)%	(10)%	(4)%	2%	1%	-235 bps
Benchmark: IFIX			*(1)%*	*5%*	*5%*	*7%*	*3%*	
RBR Plus Multiestratégia - RBRX (2021) - Securities	BRL	265	(5)%	4%	4%	5%	5%	70 bps
Benchmark: IFIX			*(1)%*	*5%*	*5%*	*7%*	*4%*	
Diversified	COP	1,879	7%	10%	8%	11%	14%	963 bps
Benchmark: IPC			*6%*	*6%*	*6%*	*8%*	*5%*	
GPMS								
Patria Private Equity Trust (2001)[2]	GBP	2,023	1%	9%	6%	9%	10%	367 bps
Benchmark: FTSE All-Share Index			*7%*	*22%*	*15%*	*11%*	*6%*	

Note: Patria will report investment performance of primary strategies for REITS. Market-based returns including dividend reinvestment. (1) IFIX launched on December 30th, 2010. For funds started prior to the index, the excess return presented is calculated from the beginning of the index. (2) GPMS returns calculated based on NAV.

19

PAX 3Q26 Earnings Presentation

PATRIA

Investment Performance – Permanent Capital, Interval & Open Funds (3/3)

	Functional Currency	AUM mn (USD)	YTD	Compounded Annualized Net Returns in local currency				Excess Return Since Incept.
				1yr	3yr	5yr	Since Incep.	
Public Equities Latam								
LatAm Small Caps (2008)	USD	973	(1)%	1%	5%	3%	4%	280 bps
Benchmark: MSCI EM Latam SC USD Net USD			*3%*	*4%*	*7%*	*5%*	*1%*	
LatAm Equities (2015)	USD		9%	16%	12%	9%	8%	-65 bps
Benchmark: MSCI Latam 10/40 Net USD			*15%*	*24%*	*15%*	*13%*	*8%*	
Public Equities Chile								
Chile Small Caps (1994)	CLP	1,376	14%	45%	32%	30%	16%	757 bps
Benchmark: MSCI Chile Small Cap Net			*2%*	*15%*	*20%*	*21%*	*9%*	
Chile Large Caps (2011)	CLP		6%	27%	25%	23%	7%	139 bps
Benchmark: IPSA Index			*5%*	*22%*	*23%*	*20%*	*6%*	
Public Equities Brazil								
Patria Long Biased (2020)	BRL	78	6%	19%	29%	17%	25%	1,247 bps
Benchmark: IPCA+Yield IMA-B			*10%*	*13%*	*12%*	*12%*	*13%*	
Patria Long Only (2025)	BRL		12%	19%	—%	—%	33%	423 bps
Benchmark: Ibovespa Index			*16%*	*27%*	*—%*	*—%*	*28%*	
Infrastructure Core[1]								
Patria Infraestrutura Energia Core Renda (2022)	BRL	175	10%	13%	12%	—%	13%	486 bps
Benchmark: NTN-B 2035 Net Return (Mark to Market)			*8%*	*12%*	*6%*	*—%*	*8%*	
Patria Infraestrutura Energia Core (2021)	BRL	208	8%	11%	11%	12%	11%	593 bps
Benchmark: NTN-B 2035 Net Return (Mark to Market)			*8%*	*12%*	*6%*	*7%*	*5%*	

Note: Includes composite investment performance, and where relevant, a weighted composite of underlying benchmarks. (1) Infrastructure Core returns are calculated based on NAV.

20

21 (1) Reduced by 1,500,000 shares related to total return swap. (2) 1,556 shares issued related to personnel compensation in 4Q25. (3) Shares issued during the quarter: 1,743,830 related to personnel compensation and 1,074,339 related to M&A consideration. Reductions during the quarter: 840,129 shares related to a Total Return Swap and 892,874 shares repurchased directly in the open market. (4) Shares issued during the quarter: 1,085,743 related to personnel compensation and 50,491 related to M&A consideration. Reduction during the quarter: 659,871 shares related to the remaining portion of the Total Return Swap. (5) Shares issued during the quarter: 650,121 related to personnel compensation. Reduction during the quarter: 1,300,000 shares related to total return swap. Note: Qualified dividend under the provisions of The Jobs and Growth Tax Relief Reconciliation Act of 2003 Share Summary PAX 3Q26 Earnings Presentation (in units) 3Q25(1) 4Q25(2) 1Q26(3) 2Q26(4) 3Q26(5) Class A Common Shares 65,021,566 65,023,122 66,108,288 66,584,651 65,934,772 Class B Common Shares 92,945,430 92,945,430 92,945,430 92,945,430 92,945,430 Total Shares Outstanding 157,966,996 157,968,552 159,053,718 159,530,081 158,880,202

22 Reconciliations & Disclosures PAX 3Q26 Earnings Presentation

PAX 3Q26 Earnings Presentation

PATRIA

Currently Contracted and Already Incurred Liabilities and Share Repurchase Expenses ('26-'28)

Excludes Contribution from Distributable Earnings and Dividends

When including contributions from Distributable Earnings (2026-2028) and available credit facilities, we expect to have sufficient free cash flow to cover contracted liabilities, future dividend payments, fund incremental share buybacks and reinvest in the business

In USD millions	2026-YTD	2026-YTG	2027	2028	2026-2028
Beginning Balance Cash & Equivalents	**69.5**	**32.6**	**11.2**	**(141.5)**	**69.5**
(-) Consideration payable on announced acquisitions (1)	(183.3)	(18.7)	(74.2)	(32.9)	(309.1)
(-) Current value of performance based contingent payments from acquisitions (2)	(16.0)	(2.6)	(28.3)	(13.5)	(60.5)
(-) Share repurchases (Total Return Swap and Direct Share Repurchase) (3)	(12.7)	—	(50.2)		(62.9)
(+) Debt offering	350.0				350.0
(-) 2025 Non-Current Loans Balance	(174.9)				(174.9)
End of Period Cash & Equivalents (Before Cash Inflows From Operations)	**32.6**	**11.2**	**(141.5)**	**(187.8)**	**(187.8)**

→ Increase from $(175.4) million in 2Q26 to $(187.8) million in 3Q26 driven mainly by FX and contract indexation

→ Excludes cash generation from Distributable Earnings and payment of Dividends from 2026-2028

→ Not an IFRS measure

Notes: (1) Contracted payments on previously completed acquisitions; (2) Includes potential earn-outs and other deferral consideration payments from acquisitions subject to change according to the terms of underlying acquisition contracts. As of 31-Dec-2025 (20-F); (3) Cost of already executed open market share repurchases and expected payments to settle executed TRS transactions.

23

PAX 3Q26 Earnings Presentation

PATRIA

Drawdown Funds – Fee Mechanics and Timeline

Management Fee Mechanics

- **Investment Period:** fees are charged on commitments or a combination of invested capital on unrealized investment and binding commitments to invest.
- **Post-investment Period:** fee base shrinks due to (i) funds charging on commitments step down to charging on invested capital, and/or (ii) investments are sold and unfunded binding commitments are funded or cancelled.
- **Extension Period:** fee rate can be maintained or reduced.

Performance Fees Mechanics

European waterfall: carry is recognized at the fund level and paid only once investors have received all capital and the preferred return in cash, which minimizes clawback risk.

1 Return of capital → 2 Preferred return → 3 GP catch-up → 4 Residual split

	Fund	Vintage	Period	Investment period end	Post-investment period end[1]
Private Equity	PE V	2015	Extension	Sep 2021	Sep 2027[2]
	PE VI	2019	Divestment	Nov 2025	Nov 2029
	PE VII	2022	Investment	Jun 2028	Jun 2032
Infrastructure	IS III	2013	Divestment	Mar 2020	Mar 2027
	IS IV	2018	Divestment	Apr 2025	Dec 2031
	IS V	2023	Investment	Dec 2029	Dec 2036

Note: Investment period end is the end of the commitment period; divestment period end is the fund term expiry; Invested cost + binding is the invested cost of investments not yet disposed of plus binding commitments not yet funded. 1 - Does not consider potential extensions for PE VI, PE VII, IS III, IS IV and IS V. 2 - PE Fund V original post-investment period end was September 2025, but the fund has been extended until September 2027.

24

PAX 3Q26 Earnings Presentation

PATRIA

Patria's Earnings – 5 Quarter View

(US$ in millions)	QTD					FY		
	3Q25	4Q25	1Q26	2Q26	3Q26	FY 2023	FY 2024	FY 2025
Management Fees	87.0	92.0	95.2	103.7	101.7	245.6	292.4	338.7
(+) Incentive Fees	0.2	11.3	—	2.5	0.2	4.1	13.8	14.0
(+) Other Fee Revenues	2.5	2.9	3.3	7.0	4.4	2.7	10.4	9.6
(–) Taxes on Revenues (1)	(1.8)	(2.1)	(2.3)	(2.7)	(2.6)	(5.0)	(6.5)	(7.1)
(–) Rebates	(3.3)	(3.1)	(3.7)	(4.6)	(5.4)	(6.5)	(9.3)	(11.2)
Total Fee Revenues	**84.6**	**101.0**	**92.6**	**105.8**	**98.3**	**240.9**	**300.8**	**344.0**
(–) Personnel Expenses	(22.3)	(24.8)	(26.8)	(31.9)	(28.1)	(60.0)	(82.4)	(91.7)
(–) Administrative Expenses	(12.1)	(11.3)	(14.7)	(16.1)	(16.8)	(31.4)	(45.6)	(47.1)
(–) Placement Fees Amortization (2)	(0.7)	(0.7)	(0.5)	(0.6)	(0.6)	(1.9)	(2.7)	(2.7)
Fee Related Earnings (FRE)	**49.5**	**64.3**	**50.5**	**57.1**	**52.8**	**147.7**	**170.1**	**202.5**
FRE Margin (%)	**58.5%**	**63.6%**	**54.6%**	**54.0%**	**53.7%**	**61.3%**	**56.5%**	**58.9%**
Realized Performance Fees (After-Tax)	—	30.2	—	—	—	72.7	62.3	31.0
(–) Carried interest allocation and bonuses (3)	—	(10.6)	—	—	—	(25.3)	(20.9)	(10.6)
Performance Related Earnings (PRE)	**—**	**19.6**	**—**	**—**	**—**	**47.5**	**41.4**	**20.3**
(+) Net financial income/(expense) (4)	(1.1)	(1.8)	(3.3)	(1.5)	(1.5)	0.8	(9.2)	(9.7)
Pre-Tax Distributable Earnings	**48.4**	**82.0**	**47.2**	**55.6**	**51.3**	**195.9**	**202.3**	**213.1**
(–) Income and other related tax (5)	(1.6)	(3.5)	(4.9)	(5.0)	(4.4)	(9.6)	(13.1)	(12.2)
Distributable Earnings (DE)	**46.8**	**78.5**	**42.4**	**50.7**	**46.9**	**186.3**	**189.2**	**200.9**
DE per Share	**0.30**	**0.50**	**0.27**	**0.32**	**0.30**	**1.26**	**1.24**	**1.27**
Shares Outstanding	157.9	157.9	159.1	159.5	158.9	148.3	153.6	157.9
Additional Metrics								
Total Assets Under Management	51,219	52,690	59,279	62,146	62,395	31,800	41,899	52,690
Fee-Earning Assets Under Management	38,826	40,810	45,758	48,944	48,079	23,900	32,901	40,810

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

25

PAX 3Q26 Earnings Presentation

PATRIA

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	3Q25	4Q25	1Q26	2Q26	3Q26	FY 2023	FY 2024	FY 2025
	QTD					FY		
Management Fees	87.0	92.0	95.2	103.7	101.7	245.6	292.4	338.7
(+) Incentive Fees	0.2	11.3	—	2.5	0.2	4.1	13.8	14.0
(+) Other Fee Revenues	2.5	2.9	3.3	7.0	4.4	2.7	10.4	9.6
(–) Taxes on Revenues	(1.8)	(2.1)	(2.3)	(2.7)	(2.6)	(5.0)	(6.5)	(7.1)
(–) Rebates	(3.3)	(3.1)	(3.7)	(4.6)	(5.4)	(6.5)	(9.3)	(11.2)
Total Fee Revenues	**84.6**	**101.0**	**92.6**	**105.8**	**98.3**	**240.9**	**300.8**	**344.0**
(–) Personnel Expenses	(22.3)	(24.8)	(26.8)	(31.9)	(28.1)	(60.0)	(82.4)	(91.7)
(–) Administrative Expenses	(12.1)	(11.3)	(14.7)	(16.1)	(16.8)	(31.4)	(45.6)	(47.1)
(–) Placement Fees Amortization	(0.7)	(0.7)	(0.5)	(0.6)	(0.6)	(1.9)	(2.7)	(2.7)
Fee Related Earnings (FRE)	**49.5**	**64.3**	**50.5**	**57.1**	**52.8**	**147.7**	**170.1**	**202.5**
Realized Performance Fees (After-Tax)	—	30.2	—	—	—	72.7	62.3	31.0
(–) Carried interest allocation and bonuses	—	(10.6)	—	—	—	(25.3)	(20.9)	(10.6)
Performance Related Earnings (PRE)	**—**	**19.6**	**—**	**—**	**—**	**47.5**	**41.4**	**20.3**
(+) Net financial income/(expense)	(1.1)	(1.8)	(3.3)	(1.5)	(1.5)	0.8	(9.2)	(9.7)
Pre-Tax Distributable Earnings	**48.4**	**82.0**	**47.2**	**55.6**	**51.3**	**195.9**	**202.3**	**213.1**
(–) Income and other related tax	(1.6)	(3.5)	(4.9)	(5.0)	(4.4)	(9.6)	(13.1)	(12.2)
Distributable Earnings (DE)	**46.8**	**78.5**	**42.4**	**50.7**	**46.9**	**186.3**	**189.2**	**200.9**
(-) Deferred Taxes (1)	2.8	1.9	2.1	6.3	4.9	13.4	1.2	14.8
(-) Amortization of intangible assets from acquisition (2)	(9.3)	(8.8)	(7.9)	(11.7)	(11.2)	(19.3)	(25.1)	(35.0)
(-) Equity-based and long-term compensation (3)	(9.4)	(16.5)	(10.1)	(13.5)	(10.1)	(14.7)	(20.2)	(38.0)
(-) Deferred and contingent consideration (4)	(5.4)	(0.8)	(5.8)	(7.6)	(10.9)	(14.3)	(31.9)	(14.2)
(-) Transaction and restructuring cost (5)	(7.4)	(21.9)	(12.6)	(11.1)	(8.7)	(12.3)	(36.3)	(38.8)
(-) Derivative financial instrument gains/(losses) (6)	(0.5)	9.4	1.6	(11.7)	(2.9)	(14.9)	1.1	4.9
(-) SPAC expenses and transaction costs (7)	0.1	(3.9)	—	—	—	(7.3)	(1.1)	(4.2)
(-) Unrealized financial income/expense (8)	4.9	(3.3)	(7.4)	9.2	(0.8)	1.4	(4.9)	(4.8)
Net income for the period (9)	**22.4**	**34.5**	**2.2**	**10.7**	**7.2**	**118.4**	**71.9**	**85.6**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

26

PAX 3Q26 Earnings Presentation

PATRIA

IFRS Balance Sheet

(US$ in millions)	December 31, 2025	September 30, 2026
Assets		
Cash and cash equivalents	53.6	55.8
Short term investments (1)	35.1	58.9
Client funds on deposit (2)	25.9	27.4
Accounts receivable (3)	118.6	314.3
Project advances	12.3	17.4
Other current assets	16.0	21.8
Recoverable taxes	9.3	3.5
Energy trading contracts (5)	133.3	90.9
Other financial instruments (4)	1.2	—
Current Assets	**405.3**	**589.9**
Accounts receivable (3)	95.4	18.1
Deferred tax assets (8)	20.7	18.6
Other non-current assets	10.1	10.6
Long term investments (6)	44.5	45.1
Investments in associates	—	—
Property and equipment	42.4	45.3
Intangible assets (7)	824.2	1,064.1
Energy trading contracts (5)	46.2	35.0
Other financial instruments (4)	6.4	4.6
Non-current assets	**1,089.8**	**1,241.5**
Total Assets	**1,495.1**	**1,831.4**

	December 31, 2025	September 30, 2026
Liabilities and Equity		
Client funds payable (2)	25.9	26.6
Consideration payable from acquisition (9)	118.5	122.1
Personnel and related contributions payable (10)	58.1	70.6
Taxes payable	12.0	14.0
Carried interest allocation (11)	19.3	15.8
Energy trading contracts (5)	117.5	71.7
Other financial instruments (4)	0.0	7.5
Other current liabilities (12)	63.7	281.8
Loans (14)	—	7.7
Current Liabilities	**415.0**	**617.8**
Gross obligation under put option (13)	24.6	53.1
Consideration payable from acquisitions (9)	66.0	78.6
Carried interest allocation (11)	8.3	5.4
Deferred tax liabilities (8)	52.4	53.6
Other non-current liabilities (12)	88.1	18.8
Loans (14)	174.9	345.5
Energy trading contracts (5)	32.5	30.1
Non-current Liabilities	446.7	585.3
Total Liabilities	**861.7**	**1,203.0**
Capital	—	—
Additional paid-in capital	589.4	595.1
Capital reserves (15)	46.6	31.0
Retained earnings	—	—
Cumulative translation adjustment	(24.3)	(13.7)
Treasury shares	—	(12.7)
Other reserves	—	(49.0)
Equity attributable to the owners of the parent	**611.7**	**550.7**
Non-controlling interests (16)	**21.7**	**77.6**
Equity	633.4	628.3
Total Liabilities and Equity	**1,495.1**	**1,831.4**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

27

28 Notes PAX 3Q26 Earnings Presentation Notes to Page 4 Patria’s Third Quarter 2026 IFRS Results (1) Performance fees are determined in accordance with the funds offering documents and/or agreements with Limited Partners, based on the expected value for which a high probability exists that a significant reversal will not occur. (2) Taxes on revenue represent taxes on services in some of the countries where Patria operates. (3) Personnel expenses consist of fixed compensation costs composed of salaries and wages, rewards and bonuses, social security contributions, payroll taxes and short- and long-term benefits. (4) Deferred consideration is accrued for services rendered during the retention period of employees from acquired businesses. (5) Other income/(expenses) consist of acquisition related transaction costs including M&A expenses as well as gains/(losses) from energy trading. (6) Includes earnings and amortization of intangible assets from investments in associates. (7) Comprise of the fair value adjustments on long-term investments and derivative financial instruments, and acquisition price adjustments, unwinding of considerations payable and gross obligations under put options on acquired businesses as well as foreign exchange variances and interest incurred on credit lines and lease liabilities. (8) Income tax includes both current and deferred tax expenses for the period calculated based on each jurisdiction’s tax regulations. (9) Represents the non-controlling interest in Patria’s subsidiaries. Notes to Pages 7 & 8 Patria’s Third Quarter 2026 Earnings and Page 25 Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees, if any, which are excluded from Patria’s Fee Related Earnings. (2) Placement Fees amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds. (3) Performance fee payable to carried interest vehicles have been excluded from performance related earnings. (4) Net financial income/(expense) includes share of equity-accounted earnings, realized gains/(losses) on financial instruments and net gains/(losses) from energy trading. (5) Income and other related tax represents tax expenses based on each jurisdiction’s tax regulations. Notes to Page 9 Net Accrued Performance Fees (1) Others include PE Co-invest, IS Credit, and IS Secondaries. Notes to Page 14 Total AUM Roll Forward (1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items. (2) Inflows generally reflects fundraising activity in the period. (3) Funds Capital Variation generally reflects the change in cash-on-hand balances at the fund level during the period. This includes but is not limited to: (i) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been distributed to limited partners and (iii) amounts used to pay down capital call financing facilities and (iv) funds received from financing activities at fund level that has been distributed to limited partners. Notes to Page 15 Total FEAUM Roll Forward (1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items. (2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dependent on the individual fee terms of each fund.

29 Notes PAX 3Q26 Earnings Presentation Notes to Page 26 Reconciliation of IFRS to Non-GAAP Measures (1) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees, quarterly revaluation of derivatives, intangible assets and considerations payable (IFRS note "Income and other related tax"). (2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationships, brands and non-compete agreements. (IFRS “Amortization of intangible assets" note). (3) Expenses for equity-based compensation and long-term employee benefits. Additionally, includes IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business. (IFRS note "Personnel Expenses"). (4) Expenses for acquisition costs accruals. (i) Deferred consideration is accrued over retention period of key management from acquired businesses. (ii) Contingent consideration is the fair value adjustment of the earn-out payable. (iii) Unwinding and price adjustments on outstanding considerations payable (IFRS "Personnel expenses" and "Net Financial income/(expense)" notes). (5) Non-recurring expenses and gains associated with business acquisitions and restructuring. (IFRS "Other income/(expenses)" and "Personnel expenses" notes). (6) Option arrangements from acquisition-related transactions. (IFRS "Net financial income/(expenses)" and "Other income/(expenses)" notes). (7) General and administrative expenses associated with SPAC-related activities, which ceased in 2025 following the completion of the transaction. (IFRS "General and Administrative expenses" note). (8) Unrealized gains and losses on long-term investments and unrealized exchange variation. (9) Reflects net income attributable to owners of the Parent. (IFRS "Condensed Consolidated Statement of Profit or Loss"). Notes to Page 27 IFRS Balance Sheet (1) Short term Investments are liquid investment funds of private equity and Gov bonds. (2) Chilean clients' money not available for the Company. Assets and liabilities linked. (3) Accounts receivable primarily relate to management and performance fees, as well as energy trading receivables. (4) Other financial instruments assets and liabilities mainly relate to fair value adjustments on TRS and Gross Obligation. (5) Energy trading assets and liabilities related to Tria's energy trading agreements carried at fair value. (6) The long-term investments predominantly relate to GP commitments into the funds managed by Patria. (7) Primarily composed of goodwill, contractual rights, non-contractual customer relationships, non-competes, brands from business acquisitions and placement agent fees. (8) Deferred Tax assets and liabilities are temporary differences between the accounting balance and tax base of certain assets and liabilities. Main categories include temporary differences on financial instruments, fair value adjustments on assets acquired through business combinations, business combination related expenses and assessed tax losses for future utilization. (9) Payable relate to acquired businesses, including amounts contingent to the business performance over a specific period (earn-outs) as well as deferred consideration payable to employees of certain acquired businesses. Settlement may and /or will be in cash or shares over the next years. (10) Primarily composed of employee compensation and short-term employee benefits. (11) Carried interest reflect up to 35% of net performance fees receivable to be paid to a carried interest vehicle when collected from certain investments funds. (12) Other current liabilities include asset-backed payable linked to PE IV receivable sold and Tria energy sales at amortized costs. (13) Gross obligation relates to put option arrangements from acquisition of Tria and Solis/Iter. (14) Loans include credit facilities utilized as well as accrued interest recognized on outstanding credit facility balances. (15) Reflects the Class A common shares reserved to settle the share-based incentive plans. (16) Non-controlling interest represents the minorities’ holding mainly in Tria (41%) and BanColombia (49%), Solis (49%) and Iter (49%).

30 Definitions PAX 3Q26 Earnings Presentation Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses). DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. Drawdown Funds are illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10-14 years. Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date. Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement. Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity-based compensation and non-recurring expenses. Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital Incentive Fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments. Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings for Drawdown Funds. Net IRR represents the cash-weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals. Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund. Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals. We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third-party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund. Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co-investments. In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co- investments; and (ii) uncalled capital, which is the difference between committed and called capital. Pending FEAUM represents committed capital available for future deployment that could generate management fees if deployed. Performance Fee Eligible AUM represents the portion of AUM on which the firm is contractually entitled to earn performance fees subject to Patria meeting or exceeding return hurdles as defined by each investment product, excluding funds in wind-down that are not expected to generate performance fees.